Exhibit (a)(5)(ii)

Contact:

Michael W. Rogers	Brooke D. Wagner
Executive Vice President and CFO	Vice President, Corporate Communications
(781) 861-8444	(781) 402-3410

Indevus Pharmaceuticals, Inc. Announces Final Results of Exchange Offer

for its 6.25% Convertible Senior Notes due July 2008

LEXINGTON, MA — August 7, 2007 — Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV) today announced the final results of its offer to exchange its outstanding 6.25% Convertible Senior Notes due July 2008 (the “Old Notes”), for an equal amount of the Company’s 6.25% Convertible Senior Notes due July 2009 (the “New Notes”). The exchange offer expired at 9:00 A.M., New York City time, on August 6, 2007 (the “Expiration Date”).

Indevus accepted for exchange $71,925,000 aggregate principal amount of Old Notes, representing approximately 99.9% of the total outstanding Old Notes. In accordance with the terms of the exchange offer, Indevus has accepted for exchange all of the validly tendered Old Notes. The settlement and exchange of New Notes for the outstanding Old Notes is being made promptly. Immediately following consummation of the exchange offer, approximately $75,000 aggregate principal amount of Old Notes will remain outstanding.

The exchange offer was made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The exchange agent for the exchange offer was The Bank of New York Trust Company, N.A. Any questions regarding the exchange offer or requests for additional copies of the offering to exchange and related documents which describe the exchange offer in more detail should be directed to the Exchange Agent at (212) 815-8394.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The exchange offer was made only pursuant to the terms of an offer to exchange and the related letter of transmittal and exchange offer materials, which were sent to holders of the Old Notes and filed with the Securities and Exchange Commission. The Schedule TO and offering to exchange, and the related letter of transmittal and other exchange offer documents are available free of charge at the website of the Securities and Exchange Commission – www.sec.gov. In addition, the company will provide copies of the Schedule TO and related documents upon request free of charge to holders of its Old Notes.

About Indevus

Indevus Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the acquisition, development and commercialization of products to treat conditions in urology and endocrinology. The Company’s marketed products include SANCTURA® for overactive bladder, VANTAS® for advanced prostate cancer, DELATESTRYL® to treat male hypogonadism and SUPPRELIN® LA, for central precocious puberty. The Indevus development pipeline contains multiple compounds within the Company’s core therapeutic areas in addition to several partnered or partnerable programs. The most advanced compounds in development include SANCTURA® XR, the once-daily formulation of SANCTURA, which was approved by the FDA on August 3, 2007, VALSTAR® for bladder cancer, NEBIDO® for male hypogonadism, PRO 2000 for the prevention of infection by HIV and other sexually-transmitted pathogens, and pagoclone for stuttering.

Forward Looking Statements

Except for the descriptions of historical facts contained herein, this press release contains forward-looking statements that involve risks and uncertainties that could cause the Company’s actual results and financial condition to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties are set forth in the Company’s filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 under “Risk Factors” and elsewhere, and include, but are not limited to: dependence on the success of SANCTURA® , SANCTURA® XR, NEBIDO® , VANTAS® and SUPPRELIN® LA; the early state of products under development; uncertainties relating to clinical trials, regulatory approval and commercialization of our products, particularly SANCTURA XR, NEBIDO, VANTAS, SUPPRELIN LA and VALSTAR®; risks associated with contractual agreements, particularly for the manufacture and co-promotion of SANCTURA and SANCTURA XR and the manufacture of NEBIDO, VANTAS and VALSTAR; dependence on third parties for supplies, particularly for histrelin, manufacturing, marketing, and clinical trials; competition; need for additional funds and corporate partners, including for the development of our products; failure to acquire and develop additional product candidates; changes in reimbursement policies and/or rates for SANCTURA, VANTAS, DELATESTRYL and any future products; history of operating losses and expectation of future losses; product liability and insurance uncertainties; risks relating to the Redux-related litigation; the risk that the businesses of Indevus and Valera Pharmaceuticals, Inc. will not be integrated successfully during the period following the related merger; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; market acceptance for the merger and approved products; risks of regulatory review and clinical trials; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; reliance on intellectual property and having limited patents and proprietary rights; dependence on market exclusivity, valuation of our Common Stock; risks related to repayment of debts; risks related to increased leverage; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations and other risks. Indevus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.